Exhibit 99.1

SINQIA S.A.
A Publicly Traded Company
CNPJ No. 04.065.791/0001-99
NIRE 35.300.190.785

EXTRAORDINARY GENERAL MEETING OF SINQIA S.A.
TO BE HELD ON SEPTEMBER 14, 2023
CALL NOTICE

Sinqia S.A. (B3: SQIA3) (“Sinqia” or “Company”) invites its shareholders to the Extraordinary General Meeting (“EGM”) to be held, on 1st call, on September 14, 2023, at 09h30 a.m. (BST–Brasilia Standard Time), exclusively in digital form, pursuant to CVM Resolution No. 81/22 (“RCVM 81”), when the shareholders will be called to resolve on the following agenda:

1.
To examine, discuss and resolve on the “Protocolo e Justificação de Incorporação de Ações de Emissão da Sinqia S.A. pela Evertec Brasil Informática S.A.” (“Protocol”) and on the merger of shares issued by the Company into Evertec Brasil Informática S.A. (“Evertec BR”) (“Merger of Shares”) upon the delivery, to the Company’s shareholders, of class A preferred shares and class B preferred shares issued by Evertec BR, automatically redeemable upon delivery, as consideration, of a cash installment and Level I Brazilian Depositary Receipts (BDRs) backed by common shares issued by Evertec, Inc. (“Evertec Inc”), under the terms and conditions set forth in the Protocol, hereby authorizing the Company’s Officers to adopt all the necessary measures to implement the resolutions that may be approved at the EGM;

2.
To resolve on the waiver of Evertec BR’s obligation to join the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado”) due to the Merger of Shares, pursuant to Article 46, Sole Paragraph, of the Novo Mercado Regulation; and

3.	To resolve on the termination of Sinqia’s Stock Concession Plan, immediately after the delivery of the shares covered by such plan to its beneficiaries.

Finally, it should be clarified, that, as considered part of a single operation, subject of the material fact published on July 20, 2023, the approval of each of the matters on the agenda will be conditioned to the full approval of all matters on the agenda of the EGM, being understood that the consummation of the operation described in the Protocol is conditioned to the implementation of all the conditions precedent provided for in the Protocol.

General Information

Support Materials: Support Materials: The information required by Law No. 6,404/76 (“Brazilian Corporate Law”) and RCVM 81 is available to shareholders on the Company’s website (ri.sinqia.com.br) as well as on the CVM website ( www.cvm.gov.br ) and B3 website (www.b3.com.br). The documents are also available for consultation at the Company’s headquarters.

Participation: The EGM will be held exclusively online, in accordance with RCVM 81, through Zoom platform.

Participation through Electronic System (Zoom)

Shareholders wishing to participate in the EGM, through the Zoom platform (“Electronic System”) must send a request to the email ri@sinqia.com.br, at least 48 hours in advance, that is until 09h30 a.m. (BST – Brasilia Standard Time) of September 12, 2023 accompanied by the following documents: (i) in the case of an individual, identity document with photo and, in the case of a legal entity or investment fund, bylaws and other documents proving the legal representation of the shareholder and identity document of the respective representative; and (ii) statement of its shareholding position, issued by the depositary institution or by the bookkeeping agent of the Company’s shares, depending on whether or not its shares are deposited in a central depository, issued no later than 3 days prior to the EGM.

Any shareholder may appoint a proxy to participate in the EGM and vote on his/her behalf. In this case, the shareholder must send the proxy and details of the proxy holder to the e-mail indicated above, observing the terms of Article 126 of the Brazilian Corporate Law, and in accordance with the guidelines contained in the Management Proposal.

Once the request has been received and the documentation provided has been verified, the Company will respond to the respective e-mail with the instructions for digital access of the shareholder to the EGM through the Electronic System, enabling the shareholder to exercise its respective voting rights and will be considered present and a subscriber to the minutes, in the form of Articles 28, §1º and 47, III and §1º, of RCVM 81. If the shareholder does not receive such email by 8:00 a.m. of September 14, 2023, the shareholder must contact the Company immediately for support, by calling the following phone number: +55 (11) 3478-4788.

Remote Voting: In order to facilitate and encourage the participation of the Company’s shareholders, the Company will adopt the remote voting system, allowing the delivery of the Remote Voting Form (“RVF”) (i) directly to the Company by sending the electronic file to the e-mail ri@sinqia.com.br with the subject “RVF EGM SEPT 2023”, accompanied by the documents required by the Company up to 7 days before the EGM, (ii) through the Company’s bookkeeper (Banco Bradesco S.A.) or (iii) through the respective agent of custody of the shareholder, according to guidelines comprised in RVF released on this date.

Finally, the Company clarifies that, pursuant to Art. 49 of RCVM 81, if it is necessary to hold the EGM on the 2nd call, the voting instructions sent by the shareholders through RVF (either directly to the Company or through the service providers) and validly received by the Company for the EGM on the 1st call will be validly considered at the EGM on the 2nd call, without the need for a new manifestation or express renewal of such voting instructions, considering, furthermore, such shareholders as present at the EGM, observing their respective shareholdings on the day of the EGM on the 2nd call.

São Paulo, August 14, 2023.

Antonio Luciano de Camargo Filho
Chairman of the Board of Directors